UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)   *

Crystallex International Corporation
(Name of Issuer)
Common Shares, no par value
(Title of Class of Securities)
22942F101
(Cusip Number)
December 31, 2010
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐           Rule 13d-1(b)
☒           Rule 13d-1(c)
☐           Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)
Page 1 of 11 Pages

13G
CUSIP No. 22942F101

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Greywolf Capital Partners II LP
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**          The reporting persons making this filing beneficially own an aggregate of 37,055,005 Shares, which is 9.9% of the class of securities.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 13,843,270 [See Preliminary Note]
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 13,843,270 [See Preliminary Note]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,843,270 [See Preliminary Note]
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.8% [See Preliminary Note]
12	TYPE OF REPORTING PERSON (See Instructions) PN

Page 2 of 11 Pages

13G
CUSIP No. 22942F101

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Greywolf Capital Overseas Master Fund
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**           The reporting persons making this filing beneficially own an aggregate of 37,055,005 Shares, which is 9.9% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 23,211,735 [See Preliminary Note]
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 23,211,735 [See Preliminary Note]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,211,735 [See Preliminary Note]
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.2% [See Preliminary Note]
12	TYPE OF REPORTING PERSON (See Instructions) OO

Page 3 of 11 Pages

13G
CUSIP No. 22942F101

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Greywolf Advisors LLC
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**           The reporting persons making this filing beneficially own an aggregate of 37,055,005 Shares, which is 9.9% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 13,843,270 [See Preliminary Note]
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 13,843,270 [See Preliminary Note]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,843,270 [See Preliminary Note]
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.8% [See Preliminary Note]
12	TYPE OF REPORTING PERSON (See Instructions) OO

Page 4 of 11 Pages

13G
CUSIP No. 22942F101

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Greywolf Capital Management LP
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**           The reporting persons making this filing beneficially own an aggregate of 37,055,005 Shares, which is 9.9% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 37,055,005 [See Preliminary Note]
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 37,055,005 [See Preliminary Note]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,055,005 [See Preliminary Note]
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9% [See Preliminary Note]
12	TYPE OF REPORTING PERSON (See Instructions) PN, IA

Page 5 of 11 Pages

13G
CUSIP No. 22942F101

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Greywolf GP LLC
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**           The reporting persons making this filing beneficially own an aggregate of 37,055,005 Shares, which is 9.9% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 37,055,005 [See Preliminary Note]
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 37,055,005 [See Preliminary Note]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,055,005 [See Preliminary Note]
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9% [See Preliminary Note]
12	TYPE OF REPORTING PERSON (See Instructions) OO

Page 6 of 11 Pages

13G
CUSIP No. 22942F101

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jonathan Savitz
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**          The reporting persons making this filing beneficially own an aggregate of 37,055,005 Shares, which is 9.9% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by him on this cover page. [See Preliminary Note]

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 37,055,005 [See Preliminary Note]
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 37,055,005 [See Preliminary Note]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,055,005 [See Preliminary Note]
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9% [See Preliminary Note]
12	TYPE OF REPORTING PERSON (See Instructions) IN

Page 7 of 11 Pages

This Amendment No. 1 to Schedule 13F amends and restates in its entirety the Schedule 13G initially filed April, 12, 2010 (together with all prior and current amendments thereto, this “Schedule 13G”).

Preliminary Note: The Reporting Persons (as defined below) are filing this Schedule 13G with respect to the Common Shares, no par value (the “Shares”), of Crystallex International Corporation (the “Company”).  As of the date hereof, the Reporting Persons own, in aggregate, (i) 27,542,012 Shares and (ii) warrants to purchase 9,512,993 Shares (the “Warrants”), which Warrants are currently exercisable. The Reporting Persons are filing this Schedule 13G to report their respective beneficial ownership of Shares through the ownership of Shares and Warrants. All numbers and percentages contained in this Schedule 13G represent beneficial ownership of Shares (including Shares owned directly by the Reporting Persons and Shares deemed to be beneficially owned through the Warrants owned by the Reporting Persons as of the date hereof), unless stated otherwise.  All percentages were calculated based on the 364,817,719 Shares outstanding as of September 30, 2010 (as reported by the Company in its Form 6-K filed with the Securities and Exchange Commission on November 15, 2010), plus the additional Shares that would be issued if the applicable Reporting Person exercised the Warrants it owns as of the date hereof.  The percentages do not assume the exercise of Warrants held by any other persons or entities.

Item 1.	Issuer.

(a)	Name of Issuer

Crystallex International Corporation

(b)	Address of Issuer’s Principal Executive Offices

8 King Street East, Suite 1201, Toronto, Ontario, Canada M5C 1B5

Item 2.	Identity And Background.

Title Of Class Of Securities And CUSIP Number (Item 2(d) and (e))

This statement relates to the Shares of the Company.  The CUSIP number of the Shares is 22942F101.

Name Of Persons Filing, Address Of Principal Business Office And Citizenship (Item 2(a), (b) and (c))

This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons.”

(i)	Greywolf Capital Partners II LP, a Delaware limited partnership (“Greywolf Capital II”), with respect to the Shares beneficially owned by it;

(ii)	Greywolf Capital Overseas Master Fund, a Cayman Islands exempted company (“Greywolf Master Overseas”), with respect to the Shares beneficially owned by it;

Page 8 of 11 Pages

(iii)
Greywolf Advisors LLC, a Delaware limited liability company and the general partner (the “General Partner”) of Greywolf Capital II, with respect to the Shares beneficially owned by Greywolf Capital II;

(iv)
Greywolf Capital Management LP, a Delaware limited partnership and the investment manager (the “Investment Manager”) of Greywolf Capital II and Greywolf Master Overseas, with respect to the Shares beneficially owned by such entities;

(v)
Greywolf GP LLC, a Delaware limited liability company and the general partner of the Investment Manager (the “Investment Manager General Partner”), with respect to the Shares beneficially owned by Greywolf Capital II and Greywolf Master Overseas; and

(vi)
Jonathan Savitz, a United States citizen and the senior managing member of the General Partner and the sole managing member of the Investment Manager General Partner (“Savitz”), with respect to the Shares beneficially owned by Greywolf Capital II and Greywolf Master Overseas.

Greywolf Capital II and Greywolf Master Overseas are together referred to herein as the “Greywolf Funds.”

        The citizenship of each of the Reporting Persons is set forth above.  The address of the principal business office of (i) all of the Reporting Persons other than Greywolf Master Overseas is 4 Manhattanville Road, Suite 201, Purchase, New York 10577 and (ii) Greywolf Master Overseas is Queensgate House, South Church Street, P.O. Box 1234, George Town, Grand Cayman.

Item 3.	If This Statement Is Filed Pursuant To Sections 240.13d-1(b), or 13d-2(b) or (c), Check Whether The Person Filing Is An Entity Specified In (a) - (k):

Not Applicable.

Item 4.	Ownership.

The information required by Items 4(a) - (c) and set forth in Rows 5 through 11 of the cover page for each Reporting Person is incorporated herein by reference for each such Reporting Person.

The Shares reported hereby for each of the Greywolf Funds are beneficially owned by such Greywolf Fund.  The General Partner, as the general partner of Greywolf Capital II, may be deemed to be a beneficial owner of all such Shares owned by Greywolf Capital II. The Investment Manager, as the investment manager of the Greywolf Funds, may be deemed to be a beneficial owner of all such Shares beneficially owned by the Greywolf Funds. The Investment Manager General Partner, as the general partner of the Investment Manager, may be deemed to be a beneficial owner of all such Shares beneficially owned by the Greywolf Funds. Savitz, as the senior managing member of the General Partner and the sole managing member of the Investment Manager General Partner, may be deemed to be a beneficial owner of all such Shares

Page 9 of 11 Pages

beneficially owned by the Greywolf Funds. Each of the General Partner, the Investment Manager, the Investment Manager General Partner and Savitz hereby disclaims any beneficial ownership of any such Shares.

Item 5.	Ownership Of Five Percent Or Less Of A Class.

Not Applicable.

Item 6.	Ownership Of More Than Five Percent On Behalf Of Another Person.

Not Applicable.

Item 7.	Identification And Classification Of The Subsidiary Which Acquired The Security Being Reported On By The Parent Holding Company.

Not Applicable.

Item 8.	Identification And Classification Of Members Of The Group.

The Reporting Persons are filing this Schedule 13G pursuant to Rule 13d-1(c).  Consistent with Item 2 of the cover page for each Reporting Person, the Reporting Persons neither disclaim nor affirm the existence of a group among them.

Item 9.	Notice Of Dissolution Of Group

Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 10 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2011

/s/ William Troy
GREYWOLF ADVISORS LLC,
On its own behalf
And as the General Partner of
GREYWOLF CAPITAL PARTNERS II LP
By William Troy,
Authorized Signatory

/s/ William Troy
GREYWOLF GP LLC
By William Troy,
Authorized Signatory

/s/ William Troy
GREYWOLF CAPITAL MANAGEMENT LP,
On its own behalf
And as Investment Manager to
GREYWOLF CAPITAL OVERSEAS MASTER FUND,
By William Troy,
Authorized Signatory

/s/ William Troy
William Troy,
As Attorney-in-Fact for Jonathan Savitz

The Power of Attorney executed by each of Greywolf Advisors LLC, Greywolf GP LLC, Greywolf Capital Management LP and Jonathan Savitz authorizing William Troy to sign and file this Schedule 13G on its or his behalf, which was filed with the Schedule 13D filed with the Securities and Exchange Commission on November 29, 2007 by such Reporting Persons with respect to the Common Stock of SR Telecom Inc., is hereby incorporated by reference.

Page 11 of 11 Pages